Free Writing Prospectus filed pursuant to Rule 433

Registration Statement No. 333-228352

Press Release Source: Sanofi (EURONEXT: SNY) (NASDAQ: SAN)

Sanofi intends to sell its equity investment in Regeneron; confirms no change to ongoing collaboration

PARIS - May 25, 2020 – Sanofi today announced its intent to sell its equity investment in Regeneron (NASDAQ: REGN) through a registered public offering and related share repurchase by Regeneron. The registered offering and share repurchase will have no impact on the ongoing collaboration between Sanofi and Regeneron.

A preliminary prospectus supplement relating to the offering of Regeneron’s shares will be filed with the U.S. Securities and Exchange Commission. Sanofi currently holds approximately 23.2 million shares of Regeneron’s common stock, representing approximately 20.6% ownership.

Regeneron has agreed to repurchase $5 billion of its stock from Sanofi conditional on completion of the proposed public offering. If the offering and repurchase are completed and the underwriters fully exercise their option to purchase additional shares1, Sanofi will continue to own approximately 400,000 shares of Regeneron’s common stock, which Sanofi is retaining in support of the ongoing collaboration with Regeneron.

“Sanofi and Regeneron’s collaboration has been one of the most productive in the industry, creating significant value for both companies but more importantly, resulting in five important medicines for patients. Sanofi remains committed to continuing our collaboration with Regeneron which remains an integral part of our overall strategy, and this decision was fully aligned with Regeneron, said Paul Hudson, Chief Executive Officer, Sanofi. “The decision to divest our holdings is consistent with our efforts to enhance value creation for our shareholders. We believe the proceeds from this transaction will help further our ability to execute on our strategy to drive innovation and growth.”

Following completion of the proposed public offering and share repurchase, Sanofi will discontinue accounting for its ownership in Regeneron’s common shares under the equity method. After restatement of Sanofi previously reported non-GAAP indicator (Business Net Income) and change of its definition to exclude the effect of equity method accounting for Regeneron investment, Sanofi business EPS is expected to grow by approximately +5% in 2020 at constant exchange rate compared to 2019 restated business EPS of €5.64, which is in line with Sanofi’s 2020 business EPS growth guidance.

1 In connection with the offering, the underwriters will have an option to purchase up to an additional 10% of Regeneron’s shares offered, exercisable within 30 days following the pricing of the offering.

The Companies have had a successful and long-standing clinical and commercial collaboration dating back to 2003 that has resulted in five approved treatments to date with additional candidates currently in clinical development. Sanofi originally purchased a shareholding in Regeneron in 2004. Sanofi’s decision to sell its Regeneron common shares was made in consultation with Regeneron and the contemplated structure will allow both companies to achieve their mutual objectives.

The transaction has been approved by Sanofi and Regeneron’s Boards of Directors.

The public offering will occur simultaneously in the United States and internationally through underwriters led by BofA Securities and Goldman Sachs as joint book-running managers.

The shares offered to the public are being offered pursuant to an existing effective shelf registration statement (including a base prospectus) that has been filed by Regeneron with the U.S. Securities and Exchange Commission (the "SEC"). A preliminary prospectus supplement relating to and describing the terms of the offering will be filed by Regeneron with the SEC and will be available on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement, when available, if you request them by contacting: (1) BofA Securities, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department or by email at dg.prospectus_requests@bofa.com, or (2) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, via telephone: 1-866-471-2526, or via email: prospectus-ny@ny.email.gs.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Ashleigh Koss Tel: +1 (908) 981-8745 Ashleigh.Koss@Sanofi.com	Sanofi Investor Relations Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@Sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole and the risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the proposed public offering. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements. The proposed public offering may not be successful, and even if it is, we may not achieve the anticipated benefits thereof. For more information regarding risks and uncertainties relating to Regeneron, you should review the risks described in the prospectus supplement and the accompanying prospectus relating to the offering and those incorporated by reference therein, including those risks described in Regeneron’s Annual Report on Form 10-K for the year ended December 31, 2019, Regeneron’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and in subsequent reports and registration statements filed from time to time with the SEC.